EXHIBIT 99.1

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUCES SALE OF APARTMENTS AND PENTHOUSES
IN MIAMI, FLORIDA AND FULL REPAYMENT OF A LOAN

HERZLIYA, Israel, March 15, 2022 – Optibase Ltd. (NASDAQ: OBAS) (the "Company" or "Optibase"), today announced that between November 2021 and March 2022, the Company sold three apartments and two penthouses in Miami, Florida for a total consideration of approximately U.S. $8 million. The consideration reflects an average price per square feet of U.S. $460 for the apartments and an average price per square feet of U.S. $990 for the penthouses. Following the last sale of the penthouse held on March 9, 2022, the Company fully repaid the loan granted as part of a financing agreement of the condominium units in Miami.
The Company expects to record a combined gain on sale of operating properties in the Company's financial statements for the fourth quarter of 2021 and the first quarter of 2022 as a result of these sales in the amount of approximately U.S. $1.6 million.

About Optibase

Optibase invests in the fixed-income real estate field and currently holds interests in real estate properties in Switzerland, Texas, Philadelphia, PA, Miami, FL, and in Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.